POWER OF ATTORNEY

BE IT KNOWN, that David M. Moffett, a Director of The E. W. Scripps Company (effective May 10, 2007), does hereby make and appoint Mary Denise Kuprionis, Vice President, Corporate Secretary and Director of Legal Affairs of The E. W. Scripps Company, as his true and lawful attorney for him and in his name, place and stead, giving and granting to said attorney the power and authority to sign and file reports required under Section 16(a) of the Securities and Exchange Act of 1934 with full power of substitution and revocation, hereby ratifying and confirming such act(s) that said attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 10th day of May, 2007.


/s/David M. Moffett
David M. Moffett



Signed and delivered in the presence of:

/s/Mary Ann Kramer
Witness, Mary Ann Kramer